DehaierMedical System Limited

Company Presentation

February 2014

Forward Looking Statements This presentation contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Company Overview

Company Overview

Vision

Management Team

Company Milestone

About Us NASDAQ Ticker Symbol DHRM Industry Healthcare Segment Medical Equipment Target Markets Hospitals / Home Healthcare Recent Price (1/22/2014) $5.19 Shares Outstanding 4.67 million Market Value (1/22/2014) $23.97 million P/E (1/22/2014) 8.2 Management Equity 30% Fiscal Year End December 31 At a Glance –Company Info Dehaier Medical is a leading provider of sleep respiratory products and service as well as China-based manufacturer and distributor of medical equipment. Founded in2003, headquartered in Beijing with several marketing offices across China Completed IPO and NASDAQ listing in 2010, with trading code DHRM Focus on offering the solutions to Sleep Apnea Disorder

Stock Overview

“Our goal is to be an internationally recognized provider of sleep respiratory products and service as well as China-based manufacturer and distributor of professional medical equipment.” Ping Chen, CEO and President, Dehaier Medical Systems, Ltd. Assembly Facility In Changping

德海尔医疗
Dehaier Medical

Experienced Management Team



Ping Chen, CEO & President.

- 20 years experience in medical device R&D and distribution.
- Founded Beijing Dehaier Medical Technology Co. in 2003.
- Bachelor's degree from National University of Defense Technology. Master's degree in Beijing University of Aeronautics and Astronautics.

Li Sun, VP, Sales Director
More than 10 years of previous sales and marketing experience in international medical equipment companies.

Aileen Qi, VP
Previously served as senior financial manager at Dehaier for over 9 years.

Jingli Li, CFO
Previously worked as International Certified Internal Control Manager at Dehaier. Former auditor at KPMG. Rich experience with PRC and US GAAP.

XueDong Liu, R&D Director
More than 20 years of experience in the healthcare industry.

Jinglei Dong, Marketing Director
Rich experience of international trade.

Ling Cheng, Registration Manager
14 years of medical equipment industry. Rich experience of registration process of China.

Xiaobing Chen, Manufacturing Director
More than 20 years of experience in the manufacture and R&D

Sui Liu, IR & PR Director
Rich experiences in IR & PR and Corporate Communications. Joined in Dehaier since 2009.

Min Guo，HR Manager
More than 10 years of experiences in HR.

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Company Milestones – Stable and Steady Growth

德海尔医疗
Dehaier Medical

Medical Equipment Business → Existing powerful sales channels across the nation → Government Procurement Business → Continuance of imported medical devices distribution

Sleep Respiratory Business → R&D Sleep Respiratory Business → Sleep Respiratory Diagnosis System

2003 — 2006 — 2007 — 2009 — 2010 — 2012 — 2013 — Future

- Company founded in 2003 with subsidiary structure, completed Series A fundraising. ($1.2 million)
- In 2006, completed Series B Fundraising. In 2007 company entered into the sleep respiratory business.
- Initiated overseas marketing in 2009; completed IPO and NASDAQ listing in 2010, subsidiary structure (not VIE).
- Moving into the telemedicine and mobile medicine as company strategy

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Medical Equipment Medical Equipment Distribution Government Procurement Business International Business

Medical Equipment Business----Medical Equipment Distribution Sales Model: outstanding distribution network combined with direct sales force Dealer Resources: Cooperation with over 2,000 domestic distributors and dealers Customer Resources: Partnerships with more than 3,000 hospitals and clinics *Certain branded equipment distributed per procurement projects, not via distribution agreements

Medical Equipment Business----Medical Equipment Distribution Medical Equipment Products Operating Room Products Respiratory Products Imaging Products Air Compressor Other Products Medical Equipment Medical Equipment Business----Medical Equipment Distribution 11 Event Inspiron Ventilator Radius C Arm X Ray Machine Heyer Modular Anesthesia Machine Heyer Narkomat Anesthesia Machine Kontron Anesthesia Machine DHR 280Air Compressor DHR 280Trolley

Medical Equipment Business----Government Procurement Projects Background To leverage the Company’s abundant industrial resources and experience to diversify its business model under current favorable macro trends of supporting medical reform in China over next five years. Implemented Projects ▪Infrastructure projects supported by China Development Bank (CDB): Exclusive partner for healthcare infrastructure projects in Guizhou, Hunan and Shanxi provinces ▪Medical Equipment Procurement in military hospitals in Xinjiang province ▪Large scale procurement project with Mindray Industrial insider and expert resources Competitive bidding capability Over 20 project experience Strong government Public Relatio State-level contracted projects

Medical Equipment Business---- International Business

德海尔医疗
Dehaier Medical

- 3 products have obtained **CE Mark** for sales in the EU
    - Medical Air Compressor
    - Oxygen Concentrator
    - Sleep Diagnostic Device
- Products are **sold in more than 20 countries** worldwide
- Cooperating with several **renowned US and European companies** to market Dehaier products
- **Build brand awareness** through frequently participating in international exhibitions


ARAB HEALTH


北京德海尔医疗技术有限公司


MEDICA


medtrade

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Sleep Respiratory Business Sleep Diagnosis System CPAP Treatment Evaluation

Sleep Respiratory Business-What is Obstructive Sleep Apnea? The OSA phenomenon occurs when soft tissue in the rear of the throat collapses, thus closing the airway and causing the sleeper to stop breathing. OSA Risks Affected individuals consume 2 times more medical resources than healthy people3 times the rate of apoplexy among OSA sufferers than healthy population Relevance with chronic disease77% of diabetes mellitus II56%of hypertension35% of coronary disease40-70%of obese patients Healthy Airway Partially Obstructed Airway Obstructed Airway

Market Analysis Market Size12,000 50,000 0 10000 20000 30000 40000 50000 60000 OSA patients USA China 4,800 5000 1000 2000 3000 4000 5000 6000 Diagonised patients 3,000 1000 500 1000 1500 2000 2500 3000 3500 Treated patients Market Analysis OSA patients Unit: Thousand of patients Market Analysis Over 3,000 people die from OSA related disease each day, OSA is the main factor causing hypertension, at least 30% of hypertensive have OSAS, Over 80% of OSA sufferers have bradycardia, and 57%-74% of OSA patients have VPB—— “Chinese Sleep Medicine”

Sleep Respiratory Products and Service Dehaier is aimed to the leading provider of products and services of diagnosis, treatment and evaluation of Obstructive Sleep Apnea (OSAS) in China.

Sleep Respiratory Business---Product and Service Cloud-based Software (Morpheus Ox)Workstation Sleep Holter+ Disposable PPG Sensor Diagnosis Report Dehaier to offer the Efficient Sleep Diagnosis System with Sleeping Holter and disposable PPG sensor kits to hospitals and sleep institutions for free. The sleep diagnostic fee is covered by National Medical Insurance. Business Model

Sleep Respiratory Business---Sleep Holter CFDA Approval 1. Design 2. Wearing 3. Package

Sleep Respiratory Business---Workstation 4. Workstation 5. Portable workstation CFDA Submission Confirmation

Sleep Respiratory Business---Disposable PPG Sensor 6. PPG Sensor Front Back 7. Encryption chip CFDA Approval

Sleep Respiratory Business---CPAP Treatment Dehaier Service Product CFDA Approval DHRCPAP DHR Auto CPAP Under Development DHRCPAP Air Pressure To provide the CPAP Pressure service To sell CPAP to OSAS Patients DHR New CPAP

Sleep Respiratory Business---Evaluation Service Morpheus Ox Treatment Evaluation Service

Sleep Respiratory Business---Business Model

Treatment evaluation service VIPs Follow-up/value-added service In-hospital Sleep Diagnosis CPAP Sales Internationally renowned CPAP Nationally renowned CPAP Dehaier’s CPAP Treatment evaluation service VIPs Follow-up/value-added service Outside hospital Treatment Evaluation and Service Body Check Center Body-check centers CPAP Treatment evaluation service Business Model: Focus on sales through distributors with small portion of direct sales Development Plan: Focus on 1200first-class hospitals across the country OSAS Relevant departments (such as Cardiology, Endocrinology, ENT) will lead growth

Sleep Respiratory Business---Profit Forecast Period 2014 2015 2016 2017 Cooperation Hospital 400 500 800 1,200 Annual Diagnosis 480,000 600,000 960,000 1,440,000 Diagnosis Revenue(USD)12,644,813 15,806,016 25,289,626 37,934,438 CPAP Revenue(USD)9,483,610 11,854,512 18,967,219 28,450,829 Evaluation Service Revenue(USD)474,180 592,726 948,361 1,422,541 Sleep Respiratory Revenue(USD)22,602,603 28,253,254 45,205,206 67,807,809 Sleep Respiratory NetIncome(USD)6,237,297 7,796,621 12,474,594 18,711,891 Sleep Respiratory Business---Profit Forecast 10,000,000 20,000,000 30,000,000 40,000,000 50,000,000 60,000,000 70,000,000 80,000,000 Currency: USD 2014 2015 2016 2017 Sleep Respiratory Revenue 22,602,603 28,253,254 45,205,206 67,807,809 Sleep Respiratory Net Income 6,237,297 7,796,621 12,474,594 18,711,891

Growth Strategy Growth Strategy Start selling Sleep Diagnosis System and CPAP products Enter into telemedicine and mobile medicine sector Utilize the service platform to engage in value-added business Keep steady growth of medical equipment distribution Pursue new distribution partners Expand and strengthen the efforts on government procurement Business Revenue Forecast

Growth Strategy

Financial Results

Start selling Sleep Diagnosis System and CPAP products Enter into telemedicine and mobile medicine sector Utilize the service platform to engage invalue-added business Keep steady growth of medical equipment distribution Pursue new distribution partners Expand and strengthen the efforts on government procurement Business 9% 23% 70% 91% 77% 30% 2010 2011 2020 Sleep Respiratory and Oxygen Therapy Business Medical Equipment

Financial Results

Strong Financials ~ Favorable Valuations Revenue Gross Profit/Gross Margin Net Income 2012Revenue $21.37mil 2012Gross Profit Margin 37.98% 2012Net Income $3.21mil 2012 Net Profit Margin 15.02% 2.3 3.5 4.9 7.6 7.9 8.1 34.8% 37.2% 39.5% 38.8% 36.6% 37.9% 0 1 2 3 4 5 6 7 8 9 32.0% 33.0% 34.0% 35.0% 36.0% 37.0% 38.0% 39.0% 0.8 0.9 2.7 4.5 3.1 3.2 0 1 2 3 4 5

Income Statement / Balance Sheet Summary FY2012* FY2011 Change % Q2 2013 Q2 2012 Change % Revenue $21,370,325 $21,639,283 (1.24%) $8,325,382 $10,299,059 (19.16%) Gross Profit $8,115,738 $7,942,540 2.18% $3,265,637 $3,981,743 (17.98%) Gross Profit Margin 37.98% 36.70% 3.47% 39.23% 38.66% 1.46% Net Income $3,216,352 $3,125,551 2.91% $1,517,063 $1,808,923 (16.13%) Net Profit Margin 15.05% 14.4% 4.62% 18.22% 17.56% 4.5% EBITDA $6,532,472 $5,694,667 14.7% $4,660,037 $2,290,295 103% EBITDA Rate 31% 26% 16.2% 56% 22% 152% June 30, 2013 December 31, 2012 Working Capital $30,035,112 $3,505,330 Total Assets $41,359,783 $38,282,939 Total Long-Term Debt - - Total Shareholders’ Equity $34,697,688 $32,628,390 Note: Enterprise income tax rate of 15% as a high-tech enterprise

Sizeable growth opportunity for medical products, driven by significant market need and government investment in healthcare reform Dehaier’s solutions cover a wide array of medical conditions from sleep apnea to cardio vascular disease Cross-selling of medical devices and home care medical products through distribution channels Experienced management team with industry expertise and corporate credibility Stable China-based company with long-term relationships with auditors, vendors, and internationally recognized customers Successfully completed traditional IPO in 2010; not a reverse merger company Subsidiary structure; not a variable interest entity (VIE) structure Established track record of growth and profitability with favorable valuations Strong balance sheet with working capital and no long-term debt

DHRM was selected as “IBD™ Top Rated Stocks Under $10” by Investors Business Daily. In group: Composite Rating: 12th Accumulation/Distribution Rating: 5th 2010 2011 2012 2013 2010-2013Trading Volume Chart Key Takeaways

Dehaier Medical Systems Ltd No. 45 Yongan Road, Science Park, Changping District, Beijing 102200, China http://www.dehaier.com.cn Surie Liu Tina He Tel: +86 010 5166 0080 investors@dehaier.com.cn